SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:            000-21325

SYSTEMONE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

8305 N.W. 27th Street, Suite 107, Miami, Florida 33122; (305) 593-8015

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share, and the Common Stock Purchase Rights attached thereto

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date: 45 (as of December 31, 2004).

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SystemOne Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SYSTEMONE TECHNOLOGIES INC.
Date: February 14, 2005	By:	/s/ Paul I. Mansur
Paul I. Mansur
Chief Executive Officer